CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	1,322	1,775
Accounts receivable	1,120	1,499
Income taxes receivable	34	30
Inventories (note 4)	771	1,486
Prepaid expenses	142	148
	3,389	4,938
Restricted cash (notes 5, 9)	157	142
Exploration and evaluation assets	651	643
Property, plant and equipment, net (note 6)	23,068	23,623
Right-of-use assets, net (note 7)	1,120	1,202
Goodwill	714	656
Investment in joint ventures	1,211	1,182
Long-term income taxes receivable	213	212
Other assets	562	524
Total Assets	31,085	33,122
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,752	3,465
Short-term debt (note 8)	450	550
Long-term debt due within one year (note 8)	—	400
Lease liabilities (note 7)	108	109
Asset retirement obligations (note 9)	55	112
	3,365	4,636
Long-term debt (note 8)	5,445	4,570
Other long-term liabilities (note 10)	439	454
Lease liabilities (note 7)	1,357	1,353
Asset retirement obligations (note 9)	2,707	2,643
Deferred tax liabilities	1,651	2,170
Total Liabilities	14,964	15,826
Shareholders’ equity
Common shares (note 11)	7,293	7,293
Preferred shares (note 11)	874	874
Contributed surplus	2	2
Retained earnings	6,526	8,365
Accumulated other comprehensive income	1,412	748
Non-controlling interest	14	14
Total Shareholders’ Equity	16,121	17,296
Total Liabilities and Shareholders’ Equity	31,085	33,122
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Income (Loss)

	Three months ended March 31,
(millions of Canadian dollars, except share data)	2020	2019
Gross revenues	4,128	4,457
Royalties	(45)	(71)
Marketing and other	(15)	153
Revenues, net of royalties	4,068	4,539
Expenses
Purchases of crude oil and products	3,348	2,646
Production, operating and transportation expenses	706	759
Selling, general and administrative expenses	183	146
Depletion, depreciation, amortization and impairment (notes 6, 7)	2,074	630
Exploration and evaluation expenses	36	30
Gain on sale of assets	(6)	(2)
Other – net	(123)	(98)
	6,218	4,111
Earnings (loss) from operating activities	(2,150)	428
Share of equity investment income	10	22
Financial items (note 12)
Net foreign exchange gain (loss)	(50)	30
Finance income	14	20
Finance expenses	(70)	(83)
	(106)	(33)
Earnings (loss) before income taxes	(2,246)	417
Provisions for (recovery of) income taxes
Current	43	46
Deferred	(584)	43
	(541)	89
Net earnings (loss)	(1,705)	328
Earnings (loss) per share (note 11)
Basic	(1.71)	0.32
Diluted	(1.71)	0.31
Weighted average number of common shares outstanding (note 11)
Basic (millions)	1,005.1	1,005.1
Diluted (millions)	1,005.1	1,005.1
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended March 31,
(millions of Canadian dollars)	2020	2019
Net earnings (loss)	(1,705)	328
Other comprehensive income (loss)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedge	(1)	(6)
Equity investment - share of other comprehensive loss	(6)	(4)
Exchange differences on translation of foreign operations	913	(237)
Hedge of net investment (note 14)	(242)	65
Other comprehensive income (loss)	664	(182)
Comprehensive income (loss)	(1,041)	146
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
					AOCI(1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Hedging	Non-Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2018	7,293	874	2	10,273	1,154	6	12	19,614
Net earnings	—	—	—	328	—	—	—	328
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax recovery of $3 million)	—	—	—	—	—	(6)	—	(6)
Equity investment - share of other comprehensive loss	—	—	—	—	—	(4)	—	(4)
Exchange differences on translation of foreign operations (net of tax recovery of $24 million)	—	—	—	—	(237)	—	—	(237)
Hedge of net investment (net of tax of $10 million) (note 14)	—	—	—	—	65	—	—	65
Total comprehensive income (loss)	—	—	—	328	(172)	(10)	—	146
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 11)	—	—	—	(125)	—	—	—	(125)
Dividends declared on preferred shares (note 11)	—	—	—	(9)	—	—	—	(9)
Balance as at March 31, 2019	7,293	874	2	10,467	982	(4)	12	19,626

Balance as at December 31, 2019	7,293	874	2	8,365	750	(2)	14	17,296
Net loss	—	—	—	(1,705)	—	—	—	(1,705)
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax recovery of less than $1 million)	—	—	—	—	—	(1)	—	(1)
Equity investment - share of other comprehensive loss	—	—	—	—	—	(6)	—	(6)
Exchange differences on translation of foreign operations (net of tax of $104 million)	—	—	—	—	913	—	—	913
Hedge of net investment (net of tax recovery of $33 million) (note 14)	—	—	—	—	(242)	—	—	(242)
Total comprehensive income (loss)	—	—	—	(1,705)	671	(7)	—	(1,041)
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 11)	—	—	—	(125)	—	—	—	(125)
Dividends declared on preferred shares (note 11)	—	—	—	(9)	—	—	—	(9)
Balance as at March 31, 2020	7,293	874	2	6,526	1,421	(9)	14	16,121

(1)	Accumulated other comprehensive income.
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
(millions of Canadian dollars)	2020	2019
Operating activities
Net earnings (loss)	(1,705)	328
Items not affecting cash:
Accretion (notes 9, 12)	26	27
Depletion, depreciation, amortization and impairment (notes 6, 7)	2,074	630
Inventory write-down to net realizable value (note 4)	362	—
Deferred income taxes	(584)	43
Foreign exchange	3	(12)
Stock-based compensation (recovery) (note 11)	(18)	7
Gain on sale of assets	(6)	(2)
Unrealized mark to market loss (gain) (note 14)	(91)	57
Share of equity investment income	(10)	(22)
Other	(1)	(9)
Settlement of asset retirement obligations (note 9)	(24)	(72)
Deferred revenue	(17)	(16)
Distribution from joint ventures	16	—
Change in non-cash working capital (note 13)	330	(414)
Cash flow – operating activities	355	545
Financing activities
Long-term debt issuance (note 8)	799	1,000
Long-term debt repayment (note 8)	(600)	—
Short-term debt net repayment (note 8)	(100)	—
Debt issue costs (note 8)	—	(9)
Dividends on common shares (note 11)	(125)	(125)
Dividends on preferred shares (note 11)	(9)	(9)
Finance lease payments (note 7)	(29)	(58)
Change in non-cash working capital (note 13)	3	23
Cash flow – financing activities	(61)	822
Investing activities
Capital expenditures	(612)	(812)
Capitalized interest (note 12)	(42)	(40)
Proceeds from asset sales	9	(1)
Investment in joint ventures	(3)	—
Other	—	(6)
Change in non-cash working capital (note 13)	(151)	(130)
Cash flow – investing activities	(799)	(989)
Increase (decrease) in cash and cash equivalents	(505)	378
Effect of exchange rates on cash and cash equivalents	52	1
Cash and cash equivalents at beginning of period	1,775	2,866
Cash and cash equivalents at end of period	1,322	3,245
Supplementary Cash Flow Information
Net interest paid	(71)	(71)
Net income taxes paid	(50)	(84)
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or the “Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Integrated Corridor and Offshore.
Integrated Corridor
The Company’s business in the Integrated Corridor includes:
The Lloydminster Heavy Oil Value Chain includes the exploration for, and development and production of, heavy crude oil and bitumen, and production of ethanol. Blended heavy crude oil and bitumen are either sold directly to the Canadian market or transported utilizing the Husky Midstream Limited Partnership ("HMLP") pipeline systems to the Keystone pipeline and other pipelines to be sold in the U.S. downstream market. Heavy crude oil can be upgraded at the Company’s Lloydminster upgrading and asphalt refining complex into synthetic crude oil and diesel fuel or used to produce asphalt. This business also includes the marketing and transportation of both the Company’s own production and third party commodity trading volumes of heavy crude oil, synthetic crude oil, asphalt and ancillary products. The sale and transportation of the Company’s production and third party commodity trading volumes are managed through access to capacity on third party pipelines and storage facilities in both Canada and the U.S. The Company is able to capture price differences between the two markets by utilizing infrastructure capacity to deliver production and/or third party commodity trading volumes from Canada to the U.S. market.
The Oil Sands business includes the exploration for, and development and production of, bitumen within the Sunrise Energy Project.  It also includes the marketing and transportation of the Company’s and third party production of bitumen through access to capacity on third party pipelines and storage facilities in both Canada and the U.S.
The Western Canada Production (“WCP”) business includes the exploration for, and development and production of, light crude oil, conventional natural gas and NGL in western Canada. The Company’s conventional natural gas production is used by the Company for its own midstream facilities, and both its produced conventional natural gas and NGL are marketed and transported with other third party commodity trading volumes through access to capacity on third party pipelines, export terminals and storage facilities which provides flexibility for market access.
The U.S. Refining business includes the refining of crude oil at the Lima Refinery, the BP-Husky Toledo Refinery and the Superior Refinery in the U.S. Midwest to produce diesel fuel, gasoline, jet fuel, asphalt and other products. The Company also markets its own and third party volumes of refined petroleum products including gasoline and diesel fuel.
The Canadian Refined Products business includes the marketing of its own and third party volumes of refined petroleum products, including gasoline and diesel, through petroleum outlets.
Offshore
The Company’s Offshore business includes operations, development and exploration in Asia Pacific and Atlantic. The price received for Asia Pacific production is largely based on long-term contracts and crude oil production from Atlantic is primarily driven by the price of Brent.

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Segmented Financial Information

	Integrated Corridor														Offshore		Corporate		Total
($ millions)	Lloydminster Heavy Oil Value Chain(1)		Oil Sands		Western Canada Production		U.S. Refining		Canadian Refined Products		Eliminations(2)		Total
Three months ended March 31,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Gross revenues(3)	1,170	1,182	103	120	119	150	2,064	2,337	456	574	(153)	(215)	3,759	4,148	369	309	—	—	4,128	4,457
Royalties	(17)	(34)	(1)	(2)	(9)	(13)	—	—	—	—	—	—	(27)	(49)	(18)	(22)	—	—	(45)	(71)
Marketing and other(3)	(29)	46	(50)	19	6	50	58	38	—	—	—	—	(15)	153	—	—	—	—	(15)	153
Revenues, net of royalties	1,124	1,194	52	137	116	187	2,122	2,375	456	574	(153)	(215)	3,717	4,252	351	287	—	—	4,068	4,539
Expenses
Purchases of crude oil and products(3)	526	494	100	12	13	2	2,430	1,879	422	495	(153)	(215)	3,338	2,667	10	(21)	—	—	3,348	2,646
Production, operating and transportation expenses(3)	291	297	35	40	74	83	220	215	16	38	—	—	636	673	70	86	—	—	706	759
Selling, general and administrative expenses	51	39	9	7	26	27	22	12	13	3	—	—	121	88	18	15	44	43	183	146
Depletion, depreciation, amortization and impairment	232	236	361	23	301	77	132	116	15	22	—	—	1,041	474	1,011	129	22	27	2,074	630
Exploration and evaluation expenses	27	17	—	—	—	2	—	—	—	—	—	—	27	19	9	11	—	—	36	30
Gain on sale of assets	—	—	—	—	(6)	(2)	—	—	—	—	—	—	(6)	(2)	—	—	—	—	(6)	(2)
Other – net(3)	—	8	(7)	—	—	—	—	(108)	—	—	—	—	(7)	(100)	—	—	(116)	2	(123)	(98)
	1,127	1,091	498	82	408	189	2,804	2,114	466	558	(153)	(215)	5,150	3,819	1,118	220	(50)	72	6,218	4,111
Earnings (loss) from operating activities	(3)	103	(446)	55	(292)	(2)	(682)	261	(10)	16	—	—	(1,433)	433	(767)	67	50	(72)	(2,150)	428
Share of equity investment income (loss)	(3)	10	—	—	—	—	—	—	—	—	—	—	(3)	10	13	12	—	—	10	22
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(50)	30	(50)	30
Finance income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	1	13	19	14	20
Finance expenses	(12)	(11)	(15)	(8)	(5)	(6)	(5)	(4)	(3)	(4)	—	—	(40)	(33)	(10)	(9)	(20)	(41)	(70)	(83)
	(12)	(11)	(15)	(8)	(5)	(6)	(5)	(4)	(3)	(4)	—	—	(40)	(33)	(9)	(8)	(57)	8	(106)	(33)
Earnings (loss) before income taxes	(18)	102	(461)	47	(297)	(8)	(687)	257	(13)	12	—	—	(1,476)	410	(763)	71	(7)	(64)	(2,246)	417
Provisions for (recovery of) income taxes
Current	1	(4)	—	—	—	—	2	5	—	—	—	—	3	1	33	37	7	8	43	46
Deferred	(6)	32	(118)	12	(76)	(2)	(155)	53	(4)	3	—	—	(359)	98	(233)	(21)	8	(34)	(584)	43
	(5)	28	(118)	12	(76)	(2)	(153)	58	(4)	3	—	—	(356)	99	(200)	16	15	(26)	(541)	89
Net earnings (loss)	(13)	74	(343)	35	(221)	(6)	(534)	199	(9)	9	—	—	(1,120)	311	(563)	55	(22)	(38)	(1,705)	328
Expenditures on exploration and evaluation assets	—	8	—	—	—	—	—	—	—	—	—	—	—	8	—	7	—	—	—	15
Expenditures on property, plant and equipment	263	253	8	10	47	96	163	129	2	10	—	—	483	498	107	273	22	26	612	797
As at March 31, 2020 and December 31, 2019
Total exploration and evaluation assets, property, plant and equipment, net	6,722	6,672	1,787	2,087	1,273	1,560	6,633	6,052	534	541	—	—	16,949	16,912	6,415	7,005	355	349	23,719	24,266
Total right-of-use assets, net	59	54	377	430	5	9	171	157	117	122	—	—	729	772	104	138	287	292	1,120	1,202
Total assets	7,959	8,312	2,333	2,757	1,369	1,709	8,881	8,645	763	838	—	—	21,305	22,261	7,486	8,077	2,294	2,784	31,085	33,122

(1)
Includes $19 million of revenue (three months ended March 31, 2019 - $63 million) and $19 million of associated costs (three months ended March 31, 2019 - $70 million) for construction contracts in progress with revenue recognized as performance obligations are met.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

(3)
Results for certain items in the condensed interim consolidated statements of income (loss) reported for 2019 have been recast to reflect various reclassifications due to a change in presentation of the Integrated Corridor and Offshore business units.

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Disaggregation of Revenue

	Integrated Corridor														Offshore		Corporate		Total
($ millions)	Lloydminster Heavy Oil Value Chain		Oil Sands		Western Canada Production		U.S. Refining		Canadian Refined Products		Eliminations		Total
Three months ended March 31,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Primary Geographical Markets
Canada	1,170	1,182	103	120	119	150	—	—	456	574	(153)	(215)	1,695	1,811	95	28	—	—	1,790	1,839
United States	—	—	—	—	—	—	2,064	2,337	—	—	—	—	2,064	2,337	—	—	—	—	2,064	2,337
China	—	—	—	—	—	—	—	—	—	—	—	—	—	—	274	281	—	—	274	281
Total revenue(1)	1,170	1,182	103	120	119	150	2,064	2,337	456	574	(153)	(215)	3,759	4,148	369	309	—	—	4,128	4,457

Major Product Lines(1)
Synthetic crude oil	348	300	—	—	—	—	—	—	—	—	—	—	348	300	—	—	—	—	348	300
Gasoline	—	—	—	—	—	—	1,031	1,175	190	198	—	—	1,221	1,373	—	—	—	—	1,221	1,373
Diesel & distillates	58	67	—	—	—	—	735	933	242	287	—	—	1,035	1,287	—	—	—	—	1,035	1,287
Asphalt	99	81	—	—	—	—	5	8	—	—	—	—	104	89	—	—	—	—	104	89
Total upgraded and refined products	505	448	—	—	—	—	1,771	2,116	432	485	—	—	2,708	3,049	—	—	—	—	2,708	3,049
Diluted bitumen	—	—	103	120	—	—	—	—	—	—	—	—	103	120	—	—	—	—	103	120
Blended crude oil	480	460	—	—	—	—	—	—	—	—	—	—	480	460	—	—	—	—	480	460
Light & medium crude oil	—	—	—	—	34	40	—	—	—	—	—	—	34	40	95	28	—	—	129	68
NGL	—	—	—	—	35	52	—	—	—	—	—	—	35	52	38	48	—	—	73	100
Natural gas	—	—	—	—	38	53	—	—	—	—	—	—	38	53	236	233	—	—	274	286
Total unrefined products	480	460	103	120	107	145	—	—	—	—	—	—	690	725	369	309	—	—	1,059	1,034
Other	185	274	—	—	12	5	293	221	24	89	—	—	514	589	—	—	—	—	514	589
Total revenue	1,170	1,182	103	120	119	150	2,064	2,337	456	574	(153)	(215)	3,759	4,148	369	309	—	—	4,128	4,457

(1)
Results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore business units.

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Note 2    Basis of Presentation
Basis of Measurement and Statement of Compliance
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2019 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2019.
Certain prior period amounts have been reclassified to conform with the current period presentation.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Board of Directors on April 28, 2020.
Use of Estimates, Judgments and Assumptions
The timely preparation of the consolidated interim financial statements requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets and liabilities, disclosures of contingencies and the reported amounts of revenue and expenses during the period.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and on a prospective basis. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the consolidated financial statements. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as new events occur, as more industry experience is acquired, as additional information is obtained, and as the Company’s operating environment changes.
Critical judgments and estimates that have the most significant effect on the amounts recognized in the consolidated interim financial statements include determination of technical feasibility and commercial viability, impairment assessments, the determination of cash generating units (“CGUs”), changes in reserves estimates, the timing of temporary difference reversals, realization of tax assets, ability to use tax losses, collectability of receivables, the determination of a joint arrangement, the designation of the Company’s functional currency and the fair value of related party transactions.
In early March 2020, the World Health Organization declared the COVID-19 coronavirus outbreak to be a pandemic. Responses to the spread of COVID-19 have resulted in significant disruption to business operations and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The results of the potential economic downturn and any potential resulting direct and indirect impact to the Company has been considered in management’s estimates described above at the period end; however there could be a further prospective material impact in future periods.
Note 3    Significant Accounting Policies
Recent Accounting Standards
The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Change in Accounting Policies
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2019.

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Note 4    Inventories

Inventories
($ millions)	March 31, 2020	December 31, 2019
Crude oil, natural gas and NGL	250	627
Refined petroleum products	320	553
Trading inventories measured at fair value less costs to sell	35	155
Materials, supplies and other	166	151
End of period	771	1,486
Impairment of inventory to net realizable value for the three months ended March 31, 2020 was $362 million (three months ended March 31, 2019 – $nil), as a result of declining market benchmark prices.
Trading inventories measured at fair value less costs to sell consist of natural gas inventories and crude oil inventories. The fair value measurement incorporates exit commodity prices and adjustments for quality and location.
Note 5    Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at March 31, 2020, the Company had deposited funds of $157 million (December 31, 2019 – $142 million), which have been classified as non-current.
Note 6    Property, Plant and Equipment

Property, Plant and Equipment	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
Cost
December 31, 2019	46,587	101	2,721	10,017	3,245	62,671
Additions	417	7	30	169	25	648
Acquisitions	3	—	—	—	—	3
Transfers from right-of-use assets(1) (note 7)	3	—	—	—	—	3
Changes in asset retirement obligations (note 9)	19	—	—	—	—	19
Disposals and derecognition	(389)	—	—	—	—	(389)
Exchange adjustments	406	2	—	862	5	1,275
March 31, 2020	47,046	110	2,751	11,048	3,275	64,230

Accumulated depletion, depreciation, amortization and impairment
December 31, 2019	(31,348)	(51)	(1,700)	(3,735)	(2,214)	(39,048)
Depletion, depreciation, amortization and impairment	(1,773)	—	(27)	(130)	(33)	(1,963)
Disposals and derecognition	351	—	—	—	—	351
Exchange adjustments	(179)	6	—	(328)	(1)	(502)
March 31, 2020	(32,949)	(45)	(1,727)	(4,193)	(2,248)	(41,162)

Net book value
December 31, 2019	15,239	50	1,021	6,282	1,031	23,623
March 31, 2020	14,097	65	1,024	6,855	1,027	23,068

(1)	Includes capitalized depreciation from right-of-use assets.

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Included in depletion, depreciation, amortization and impairment expenses for the three months ended March 31, 2020 is a pre-tax impairment charge of $1,334 million (three months ended March 31, 2019 - $nil) on Oil and Gas Properties on CGUs located at Sunrise, Western Canada, White Rose and Terra Nova within the Integrated Corridor and Offshore business segments. The impairment charge, attributed to the CGUs noted above, was a result of the market impact from the COVID-19 pandemic which has resulted in declines in current and forecasted crude oil prices and management’s decision to delay capital investment in the White Rose CGU. The recoverable amount of the impaired CGUs was estimated based on fair value less costs to sell methodology using estimated after-tax discounted cash flows on proved plus probable reserves for Sunrise and Western Canada CGUs, and proved plus probable and possible reserves for the White Rose and Terra Nova CGUs (Level 3). The Company used an after-tax discount rate of 10% (Level 3).
The following table summarizes impairment for each CGU within the Integrated Corridor business segment:

CGU	Allocated to PP&E	Allocated to right-of-use assets (note 7)	Total impairment recorded
($ millions)
Northern	131	—	131
Rainbow	118	—	118
Western Canada CGUs total	249	—	249
Sunrise CGU	287	50	337
Total	536	50	586
The following table summarizes impairment for each CGU within the Offshore business segment:

CGU	Allocated to PP&E	Allocated to right-of-use assets (note 7)	Total impairment recorded
($ millions)
White Rose	760	32	792
Terra Nova	38	—	38
Total	798	32	830
The recoverable amounts of the impaired Integrated Corridor and Offshore CGUs were $2.3 billion and $2.1 billion, respectively, as at March 31, 2020. The recoverable amounts are sensitive to commodity price, discount rate, production volumes, royalties, operating costs and future capital expenditures. Commodity prices are based on market indicators at the end of the period. Management’s long-term assumptions are benchmarked against forward price curve and pricing forecasts prepared by external firms.
The table below summarizes the forecasted prices used in determining the recoverable amounts:

	WTI ($US/bbl)	Brent ($US/bbl)	Edmonton Light ($CDN/bbl)	AECO ($CDN/mcf)	Foreign Exchange ($US/$CDN)
2020	30.00	35.00	31.43	2.00	0.70
2021	40.00	45.00	46.58	2.25	0.73
2022	55.00	60.00	66.67	2.50	0.75
2023	65.00	70.00	78.57	2.75	0.77
2024(1)	70.00	74.00	82.91	2.80	0.79

(1)	Prices are escalated at 2% thereafter.
The discount rate for FVLCS represents the rate a market participant would apply to the cash flows in a market transaction. The discount rate is derived from the Company's post-tax weighted average cost of capital with appropriate adjustments made to reflect the risks specific to the CGUs. Production volumes, operating costs, royalties and future capital expenditures are based on management’s best estimates included in the long range plan approved by the Board of Directors.
A change in the discount rate or forward price curve over the life of the reserves will result in the following impact on the impaired CGUs:

	Discount Rate		Commodity Price
($ millions)	1% Increase in Discount Rate	1% Decrease in Discount Rate	5% Increase in Forward Price	5% Decrease in Forward Price
Total impairment – Increase (Decrease)	535	(617)	(868)	861

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Note 7    Right-of-use Assets and Lease Liabilities
Right-of-use Assets

	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
December 31, 2019	520	90	—	204	388	1,202
Additions	—	—	—	1	—	1
Transfers to property, plant and equipment (note 6)	(3)	—	—	—	—	(3)
Disposals and derecognition	(1)	—	—	—	—	(1)
Revaluation	—	13	—	4	—	17
Depreciation and impairment	(87)	(2)	—	(10)	(12)	(111)
Other	—	(4)	—	18	1	15
March 31, 2020	429	97	—	217	377	1,120
During the three months ended March 31, 2020, a pre-tax impairment charge of $82 million (three months ended March 31, 2019 - $nil) on right-of-use assets was recorded on the Sunrise and White Rose CGUs within the Integrated Corridor and Offshore business segments. Refer to Note 6.
Lease Liabilities

Balance Sheets
($ millions)	March 31, 2020	December 31, 2019
Current lease liabilities	108	109
Non-current lease liabilities	1,357	1,353

Results of Operations	Three months ended March 31,
($ millions)	2020	2019
Interest expense on lease liabilities (note 12)	25	21
Expenses relating to short-term leases	1	5

Cash Flow Summary	Three months ended March 31,
($ millions)	2020	2019
Total cash flow used for leases	54	79

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 12

Note 8    Debt and Credit Facilities

Short-term Debt
($ millions)	March 31, 2020	December 31, 2019
Commercial paper(1)	450	550

(1)
The commercial paper is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at March 31, 2020, was 1.84% per annum (December 31, 2019 – 1.98%).

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt	Maturity	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
($ millions)
Long-term debt
Syndicated Credit Facility	2022	599	—	—	—
3.95% notes(1)	2022	706	648	500	500
4.00% notes(1)	2024	1,059	973	750	750
3.55% notes	2025	750	750	—	—
3.60% notes	2027	750	750	—	—
4.40% notes(1)	2029	1,059	973	750	750
6.80% notes(1)	2037	546	501	387	387
Debt issue costs(2)		(24)	(25)	—	—
Long-term debt		5,445	4,570	2,387	2,387
Long-term debt due within one year
5.00% notes	2020	—	400	—	—
Long-term debt due within one year		—	400	—	—

(1)
The U.S. dollar denominated debt is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 14 for Foreign Currency Risk Management.

(2)	Calculated using the effective interest rate method.
Credit Facilities
As at March 31, 2020, the covenant under the Company’s syndicated credit facilities was a debt to capital ratio, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the credit agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the credit agreement. This covenant is used to assess the Company’s financial strength. If the Company does not comply with the covenant under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the covenant under the syndicated credit facilities at March 31, 2020, and assessed the risk of non-compliance to be low. As at March 31, 2020, the Company had $599 million outstanding under its $2.0 billion facility expiring June 19, 2022 (December 31, 2019 – no direct borrowings), and no direct borrowings under its $2.0 billion facility expiring March 9, 2024 (December 31, 2019 – no direct borrowings).
Notes
On March 3, 2020, the Company filed a universal short form base shelf prospectus (“the 2020 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On March 4, 2020, the Company’s related U.S. registration statement filed with the SEC containing the 2020 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including April 4, 2022. During the 25-month period that the 2020 U.S. Shelf Prospectus and the related U.S registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement.
On March 12, 2020, the Company repaid the maturing 5.00% notes. The principal paid to noteholders was $400 million.
At March 31, 2020, the Company had unused capacity of $3.0 billion under the Company’s universal short form base shelf prospectus filed with applicable securities regulators in each of the provinces of Canada on May 1, 2019 which expires on June 1, 2021, and US$3.0 billion under the 2020 U.S. Shelf Prospectus and related U.S. registration statement which expires on April 4, 2022.
The Company’s notes, credit facilities and short-term lines of credit rank equally in right of payment.

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 13

Note 9    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at March 31, 2020, is set out below:

Asset Retirement Obligations
($ millions)
December 31, 2019	2,755
Additions	19
Liabilities settled	(24)
Liabilities disposed	(36)
Exchange adjustment	22
Accretion (note 12)	26
March 31, 2020	2,762
Expected to be incurred within one year	55
Expected to be incurred beyond one year	2,707
At March 31, 2020, the Company has deposited funds of $157 million into the restricted cash accounts for funding of future asset retirement obligations in offshore China (December 31, 2019 – $142 million). These amounts have been classified as non-current and included in restricted cash.
Note 10    Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	March 31, 2020	December 31, 2019
Employee future benefits	220	214
Stock-based compensation	2	19
Deferred revenue	148	152
Other	69	69
End of period	439	454
Note 11    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2019	1,005,121,738	7,293
March 31, 2020	1,005,121,738	7,293

Common Share Dividends ($ millions)	Three months ended March 31,
	2020		2019
	Declared	Paid	Declared	Paid
	125	126	125	126
There were $125 million of common share dividends declared and payable in the first quarter of 2020 (March 31, 2019 – $125 million). The dividends were paid on April 1, 2020, to shareholders of record at the close of business on March 17, 2020.

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 14

Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2019	36,000,000	874
March 31, 2020	36,000,000	874
On March 2, 2020, the Company announced that it did not intend to exercise its right to redeem its Cumulative Redeemable Preferred Shares, Series 5 (the "Series 5 Preferred Shares") on March 31, 2020. As a result, subject to certain conditions, the holders of Series 5 Preferred Shares were notified of their right to choose one of the following options with regard to their shares: retain any or all of their Series 5 Preferred Shares and continue to receive an annual fixed-rate dividend paid quarterly; or convert, on a one-for-one basis, any or all of their Series 5 Preferred Shares into Cumulative Redeemable Preferred Shares, Series 6 (the "Series 6 Preferred Shares") of Husky Energy and receive a floating rate quarterly dividend. In March 2020, 40,800 Series 5 Preferred Shares were tendered for conversion, which is less than the one million shares required to give effect to conversions into Series 6 Preferred Shares. As a result, none of the Series 5 Preferred Shares were converted into Series 6 Preferred Shares on March 31, 2020. The new annual fixed-rate dividend applicable to the Series 5 Preferred Shares for the five-year period commencing March 31, 2020, to, but excluding, March 31, 2025 is 4.591%, being equal to the sum of the Government of Canada five-year bond yield of 1.021% plus 3.57% in accordance with the terms of the Series 5 Preferred Shares.

Cumulative Redeemable Preferred Share Dividends ($ millions)	Three months ended March 31,
	2020		2019
	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	2	2	2	—
Series 2 Preferred Shares(1)	—	—	—	—
Series 3 Preferred Shares	3	3	3	—
Series 5 Preferred Shares	2	2	2	—
Series 7 Preferred Shares	2	2	2	—
	9	9	9	—

(1)	Series 2 Preferred Share dividends declared and paid in the three months ended March 31, 2020 was less than $1 million (three months ended March 31, 2019 was less than $1 million).
At March 31, 2020, preferred share dividends payable were $nil (March 31, 2019 – $9 million).
Performance Share Units
The Company has a Performance Share Unit (“PSU”) Plan for executive officers and certain employees of the Company. The term of each PSU is three years, and the PSU vests on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Company’s total shareholder return relative to a peer group of companies and achieving a Return on Capital in Use (“ROCIU”) target set by the Company. ROCIU equals net earnings (loss) plus after tax interest expense divided by the two-year average capital employed, less any capital invested in assets that are not in use. Net earnings (loss) is adjusted for the difference between actual realized and budgeted commodity prices and foreign exchange rates and other actual and budgeted exceptional items. Upon vesting, PSU holders receive a cash payment equal to the number of vested PSUs multiplied by the weighted average trading price of the Company’s common shares for the five preceding trading days. As at March 31, 2020, the carrying amount of the liability relating to PSUs was $8 million (December 31, 2019 – $34 million). The total recovery recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income (loss) for the PSUs for the three months ended March 31, 2020 was $14 million (three months ended March 31, 2019 – $8 million expense). The Company paid out $12 million (March 31, 2019 – $22 million) for performance share units which vested in the year. The weighted average contractual life of the PSUs at March 31, 2020 was two years (December 31, 2019 – two years).

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 15

The number of PSUs outstanding was as follows:

Performance Share Units	Number of Performance Share Units
December 31, 2019	14,318,642
Granted	10,540,330
Exercised	(2,012,543)
Forfeited	(2,532,337)
Outstanding, March 31, 2020	20,314,092
Graded vested, March 31, 2020	2,196,960
Stock-based Compensation
The following table summarizes the total expense (recovery) recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income (loss) for the Company’s stock option plan and performance share units for the three months ended March 31, 2020 and 2019:

Stock-based Compensation (Recovery) ($ millions)	Three months ended March 31,
	2020	2019
Stock option plan	(4)	(1)
PSU	(14)	8
Stock-based compensation (recovery)	(18)	7
Earnings (loss) per Share

Earnings (loss) per Share ($ millions)	Three months ended March 31,
	2020	2019
Net earnings (loss)	(1,705)	328
Effect of dividends declared on preferred shares in the period	(9)	(9)
Net earnings (loss) - basic	(1,714)	319
Dilutive effect of accounting for stock options(1)	(6)	(5)
Net earnings (loss) - diluted	(1,720)	314

(millions)
Weighted average common shares outstanding – basic and diluted	1,005.1	1,005.1

Earnings (loss) per share – basic ($/share)	(1.71)	0.32
Earnings (loss) per share – diluted ($/share)	(1.71)	0.31

(1)
For the three months ended March 31, 2020, equity-settlement of stock of options was used to calculate diluted earnings (loss) per share as it was considered more dilutive than cash-settlement (three months ended March 31, 2019 - equity-settlement method was used). Stock-based compensation recovery was $4 million based on cash settlement for the three months ended March 31, 2020 (three months ended March 31, 2019 – recovery of $1 million). Stock-based compensation expense would have been $2 million based on equity-settlement for the three months ended March 31, 2020 (three months ended March 31, 2019 – expense of $4 million).

For the three months ended March 31, 2020, 14 million tandem options (three months ended March 31, 2019 – 20 million) were excluded from the calculation of diluted earnings (loss) per share as these options were anti-dilutive.

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Note 12    Financial Items

Financial Items ($ millions)	Three months ended March 31,
	2020	2019
Foreign exchange gain (loss)
Non-cash working capital	14	8
Other foreign exchange	(64)	22
Net foreign exchange gain (loss)	(50)	30
Finance income	14	20
Finance expenses
Long-term debt	(58)	(73)
Lease liabilities (note 7)	(25)	(21)
Other	(3)	(2)
	(86)	(96)
Interest capitalized(1)	42	40
	(44)	(56)
Accretion of asset retirement obligations (note 9)	(26)	(27)
Finance expenses	(70)	(83)
Total financial items	(106)	(33)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 4% (2019 – 5%).
Note 13    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended March 31,
	2020	2019
Decrease (increase) in non-cash working capital
Accounts receivable	646	(183)
Inventories	411	(448)
Prepaid expenses	15	(6)
Accounts payable and accrued liabilities	(890)	116
Change in non-cash working capital	182	(521)
Relating to:
Operating activities	330	(414)
Financing activities	3	23
Investing activities	(151)	(130)

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 17

Note 14    Financial Instruments and Risk Management
Financial Instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, derivatives, portions of other assets, lease liabilities and other long-term liabilities. Derivative instruments are measured at fair value through profit or loss (”FVTPL”). The Company’s remaining financial instruments are measured at amortized cost. For financial instruments measured at amortized cost, the carrying values approximate their fair value with the exception of long-term debt.
The following table summarizes the Company’s financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	March 31, 2020	December 31, 2019
Commodity contracts – FVTPL
Natural gas(1)	26	31
Crude oil(2)	62	11
Crude oil call options(3)	3	(2)
Crude oil put options(3)	36	(4)
Foreign currency contracts – FVTPL
Foreign currency forwards	(1)	2
Other assets – FVTPL	1	1
End of period	127	39

(1)
Natural gas contracts includes a $6 million decrease as at March 31, 2020 (December 31, 2019 – $4 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $5 million at March 31, 2020 (December 31, 2019 – $19 million).

(2)
Crude oil contracts includes a $27 million decrease at March 31, 2020 (December 31, 2019 – $12 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $30 million at March 31, 2020 (December 31, 2019 – $136 million).

(3)	Excludes net unsettled premiums of $10 million.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. At March 31, 2020, the carrying value of the Company’s long-term debt was $5.4 billion and the estimated fair value was $4.6 billion (December 31, 2019 carrying value of $5.0 billion, estimated fair value - $5.3 billion).
All financial assets and liabilities are classified as Level 2 fair value measurements, except the commodity put and call options under a short-term hedging program, which are classified as Level 1 fair value measurement, as they are determined using quoted market prices. During the three months ended March 31, 2020, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Risk Management Overview
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. It is also exposed to financial risks related to liquidity, credit and contract risks. The current challenging economic climate has significantly increased the Company’s exposure to these risks. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the success of these interventions is not currently determinable. Risk management strategies and policies are employed to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. Responsibility for the oversight of risk management is held by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.

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Market Risk
Commodity Price Risk Management
The Company uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its crude oil and natural gas production, and it also uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at their fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities. All derivatives are measured at FVTPL other than non-financial derivative contracts that meet the Company’s own use requirements.
At March 31, 2020, the Company was party to crude oil purchase and sale derivative contracts to mitigate its exposure to fluctuations in the benchmark price between the time a sales agreement is entered into and the time inventory is delivered. The Company was also party to third party physical natural gas purchase and sale derivative contracts in order to mitigate commodity price fluctuations. For the three months ended March 31, 2020, the net unrealized gain recognized on the derivative contracts was $46 million (three months ended March 31, 2019 – net unrealized loss of $57 million).
During the three months ended March 31, 2020, the Company continued a commodity short-term hedging program using put options to manage risks related to volatility of commodity prices.

Western Texas Intermediate Crude Oil Put Option Contracts(1)
Type	Transaction	Term	Volume (bbls/day)	Put Price (US$bbl)
Put options	Bought	April - June 2020	32,143	52.19
Put options	Sold	April - June 2020	25,549	46.08

(1)	Prices reported are the weighted average prices for the period.
For the three months ended March 31, 2020, the Company incurred an unrealized gain of $45 million (three months ended March 31, 2019 – unrealized loss of less than $1 million). For the three months ended March 31, 2020, the Company incurred a realized gain of $64 million (three months ended March 31, 2019 – nil).These amounts are recorded in other - net in the condensed consolidated statements of income (loss).
Foreign Exchange Risk Management
The Company’s results are affected by the exchange rates between various currencies and the Company’s functional currency in Canadian dollars. As the majority of the Company’s revenues are denominated in U.S. dollars or based upon a U.S. benchmark price, fluctuations in the value of the Canadian dollar relative to the U.S. dollar may affect revenues significantly. To limit the exposure to foreign exchange risk, the Company hedges against these fluctuations by entering into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. revenue dollars.
Foreign exchange fluctuations will result in a change in value of the U.S. dollar denominated debt and related finance expense when expressed in Canadian dollars. At March 31, 2020, the Company had designated US $2.4 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2019 – US$2.4 billion). For the three months ended March 31, 2020, the unrealized loss arising from the translation of the debt was $242 million (three months ended March 31, 2019 – unrealized gain of $65 million), net of tax recovery of $33 million (three months ended March 31, 2019 – net of tax expense of $10 million), which was recorded in hedge of net investment within OCI.
Interest Rate Risk Management
The Company is exposed to fluctuations in short-term interest rates as the Company maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper and invests surplus cash in short-term debt instruments and money market instruments. The Company is also exposed to interest rate risk when fixed rate debt instruments are maturing and require refinancing or when new debt capital needs to be raised.
By maintaining a mix of both fixed and floating rate debt, the Company mitigates some of its exposure to interest rate changes. The optimal mix maintained will depend on market conditions. The Company may also enter into fair value or cash flow hedges using interest rate swaps.

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Credit and Contract Risk Management
Credit and contract risk represent the financial loss that the Company would suffer if a counterparty in a transaction fails to meet its obligations in accordance with the agreed terms. The Company actively manages its exposure to credit and contract execution risk from both a customer and a supplier perspective. The Company’s accounts receivables are broad based with customers in the energy industry and midstream and end user segments and are subject to normal industry risks. The Company’s policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial assurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company is closely monitoring counterparty and customer risk in the current economic climate. At March 31, 2020 the Company’s accounts receivable balance was 98% current or less than 31 days past due.
Note 15    Commitments and Contingencies
During the three months ended March 31, 2020, the Company’s unconditional purchase obligations related to the purchase of refined products for Canadian truck transportation and retail networks decreased by $5.6 billion due to declining gasoline and diesel prices.
Note 16    Subsequent Event
On April 7, 2020, the Company entered into a $500 million unsecured non-revolving term credit facility which matures on April 7, 2022. Interest payable is based on Bankers’ Acceptance or CAD Prime Rates.

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